

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 13, 2022

Scott Klarquist
Chief Investment Officer
Seven Corners Capital Inc.
85 Broad Street, 18th Floor
New York, New York 10005

Re: GENWORTH FINANCIAL INC
PREC14A filed April 7, 2022
Filed by Scott Klarquist
SEC File No. 1-32195

Dear Mr. Klarquist:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

PREC14A filed April 7, 2022

General

1. According to the Genworth Financial, Inc.'s ("Genworth") proxy statement, the election is considered contested due to your nomination of yourself as a director candidate. Therefore, according to Genworth's proxy materials, the voting standard for the election of directors is a plurality voting standard. You assert that the election is uncontested and note that the company has a director resignation policy in effect based on a majority voting standard. Please revise throughout to clarify Genworth's position regarding the applicability of a plurality voting standard, and to explain that in effect, under a plurality voting standard, all Genworth nominees will be elected even if they receive only a single vote. You may also disclose why you disagree with Genworth's assertions regarding the applicable voting standard, including the basis for your position, and any steps you intend to take to challenge the company's determination.

2. See the last comment above. Clarify the effect of a withhold vote under a plurality voting

standard.

3.   See the last two comments above. We note the disclosure throughout the proxy statement regarding the Company's director resignation policy whereby, in a non-contested election of directors, any nominee for director who receives a greater number of no votes than for votes must submit his or her resignation to the Board. Given that Genworth is taking the position in tis proxy statement that this is a contested election because you initially nominated yourself as a director candidate, revise this disclosure accordingly.

4.   Throughout the proxy statement, revise to ensure that statements of opinion or belief are presented as such, rather than as factual statements. Examples of statements of opinion presented as facts in your proxy materials include (but are not limited to) the following examples:

   - "Genworth's Compensation Committee Directors have Failed Shareholders and Need to be Removed;"
   - "Genworth's Shareholders will be negatively Impacted by the Ongoing Tenure of the Compensation Committee Directors;"
   - "The Specifics of Genworth's Executive Compensation System Raise Troubling Questions"
   - "Any discussion of Genworth's long-term incentive compensation... is moot, given that the Company should not be handing out any such compensation to its underperforming executives..."

5.   Revise the proxy statement to provide the disclosure required by Item 23 of Schedule 14A.

   We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please direct any questions to Christina Chalk, Senior Special Counsel, at (202) 551-3263.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions